November 8, 2018

Pi-Yun Chu
Chief Financial Officer
Omphalos, Corp
Unit 2, 15 Fl.,
No. 83, Nankan Rd. Sec. 1
Luzhu Dist., Taoyuan City
33859, Taiwan

       Re: Omphalos, Corp
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 2, 2018
           File No. 000-32341

Dear Ms. Chu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that in the going concern paragraph the registrant is incorrectly referred to as
      "Biokey, Inc." In future filings, please have your auditor revise its report to consistently use the correct name of the registrant in all paragraphs of the report. Pi-Yun Chu
Omphalos, Corp
November 8, 2018
Page 2
Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 1 - Organization and Summary of Significant Accounting Policies Recently Issued Accounting Pronouncements, page F-7

2. Please revise your disclosures relating to ASC 606 in future filings, beginning with your next 10-K, to indicate that you adopted ASC 606 as of January 1, 2018 and revise the filing to provide the disclosures required by ASC 606-10-50. Refer to Rule 10-01(a)(5) of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Burton at 202-551-3626 or Lynn Dicker, Senior Accountant, at
202-551-3616 with any questions.



FirstName LastNamePi-Yun Chu                                 Sincerely,
Comapany NameOmphalos, Corp
                                                             Division of
Corporation Finance
November 8, 2018 Page 2                                      Office of
Electronics and Machinery
FirstName LastName